Mail Stop 6010

March 19, 2007

Mr. Gary L. Ellis
Senior Vice President and Chief Financial Officer
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432

      Re: Medtronic, Inc.
            Form 10-K for the year ended April 28, 2006
            Filed June 28, 2006
            File No. 001-07707

Dear Mr. Ellis:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant